Exhibit 99.1

Perion Network Expects 20% YoY Revenue Growth and 40% YoY Increase in
Adjusted EBITDA in Second Quarter 2023
Company to announce second quarter 2023 financial results and updated annual outlook on August 2, 2023

TEL AVIV & NEW YORK – July 6, 2023 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display/video/CTV advertising, today announced preliminary results for the second quarter of 2023.

$ million	Actual Q2 2022	Preliminary Q2 2023	YoY
Revenue	146.7	176.0	20%
Adjusted EBITDA(1)	28.5	40.0	40%
Adjusted EBITDA to Revenue(1)	19%	23%

(1) Adjusted EBITDA is a non-GAAP measure. See a reconciliation table below

“The strength of our second quarter results reflects continued momentum of the business,” said Tal Jacobson, Perion’s incoming CEO. “Both the second quarter and  first six months highlight the power of our executional agility, underlying technological innovation and market fit. Our diversified and scalable business model has allowed us to capitalize on recent positive market indications, resulting in improved  margins and market share gains. Based on preliminary data suggesting stronger than initially anticipated growth, we will provide an update to our annual outlook when we report our financial results on August 2.”

Conference Call Details

Perion will release its financial results for the second quarter of 2023 on Wednesday, August 2, 2023, prior to the opening of the financial markets. Incoming CEO Tal Jaconson and CFO Maoz Sigron will host a conference call to discuss the results at 8:30 a.m. ET on the same day.

•	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_xMvsgXNoSAyrwYE3yNKUcA#/registration
•	Toll Free: 1-877-407-0779
•	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on the investors section of Perion’s website at www.perion.com/investors.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com.

Non-GAAP Measures

We have presented certain non-GAAP financial measures, including Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA").  Adjusted EBITDA is defined as operating income excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, acquisition related expenses and gains and losses recognized on changes in the fair value of contingent consideration arrangements.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.  These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measure may differ materially from the non-GAAP financial measures used by other companies.

The following table reconciles GAAP Income from Operations to Adjusted EBITDA

(In thousands) (estimated and unaudited):	Three Months Ended
	June 30, 2023	June 30, 2022
GAAP Income from Operations	$18,550	$21,872
Share based compensation	3,200	2,701
Changes in FV of earnout contingent consideration(2)	14,600	-
Retention and other expenses related to M&A	250	679
Amortization of acquired intangible assets	3,000	2,812
Depreciation	400	396
Adjusted EBITDA	$40,000	$28,460

(2) Due to over performance under the acquisition agreement of Vidazoo, as amended.

Forward Looking Statements

The information in this press release is based on preliminary estimated results because our financial closing procedures for the three months ended June 30, 2023 are not yet completed.  Actual results are subject to change as we finalize our financial results.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com